Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ONM5H 3M7 Tel: 416-703-6298 Fax: 416-703-7764

NEWSRELEASE

LAKE SHORE GOLD ANNOUNCES DETAILS OF FIRST QUARTER 2012 CONFERENCE CALL AND WEBCAST

TORONTO, ONTARIO—(Marketwire – May 4, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced that the Company will release its first quarter 2012 financial results on Thursday, May 10, 2012. The Company will then host a conference call and webcast to review its first quarter 2012 results on Friday, May 11, 2012 at 10:00 am EST. Those wishing to access the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website.

Participant call-in: 416-340-9432 or 888-340-9642

Replay number: 905-694-9451 or 800-408-3053

Re-dial ID: 2569205

Available until: 11:59 pm (May 18, 2012)

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day is progressing and is targeted for completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com